Huntington Preferred Capital, Inc. Huntington Center 41 South High Street Columbus, Ohio 43287

Thomas P. Reed Vice President

614.480.3470 614.480.5284 Facsimile
December 12, 2005
Via EDGAR
Steven Jacobs
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
cc: Howard Efron — Staff Accountant

Re:	Huntington Preferred Capital, Inc.
Form 10-K for the fiscal year ended December 31, 2004
SEC File No. 0-33243
Dear Mr. Jacobs:
     Based on a request by the Staff of the Securities Exchange Commission during a telephone conversation on November 29, 2005, we are submitting the draft of the Huntington Preferred Capital, Inc. Form 10-K/A which was previously submitted to you via email on November 23, 2005. Further, we are updating our letter to you dated November 3, 2005, which acknowledges that we are in receipt of the letter from the Staff of the Securities and Exchange Commission, dated October 12, 2005, responding to our letter filed on September 30, 2005, responding to your September 16, 2005 letter regarding the annual report on Form 10-K for the fiscal year ended December 31, 2004 (“2004 Form 10-K”) of Huntington Preferred Capital, Inc. (the “Company”).
     After discussing the Company’s draft amendment with the Staff of the Securities Exchange Commission, the Company has agreed that the financial statements of Huntington Bancshares Incorporated (“Huntington”), which we had proposed to incorporated by reference in the draft Form 10-K/A, will instead be filed (and not incorporated by reference) as an exhibit to the proposed Form 10-K/A. The Company agrees that its future filings on Form 10-Q or Form 10-K will either include summarized Huntington financial information or the full financial statements of Huntington as an exhibit to such filing.
The Company further acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure contained in the filing;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Steven Jacobs
December 12, 2005

     We believe that the foregoing response addresses your comments. In the event you disagree with our conclusions, we would appreciate an opportunity to confer with you to clarify our response. Please contact me at (614) 480-3470 if you have any questions, would like to set up a conference call, or would like further information about this response.
Sincerely,
Thomas P. Reed
Vice President
Huntington Preferred Capital, Inc.

Copies to	Donald R. Kimble, President, Huntington Preferred Capital, Inc.
Richard A. Cheap, Vice President, Huntington Preferred Capital, Inc.

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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 10-K/A
(Amendment No. 1)
(Mark One)

☑	Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2004
or

☐	Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Commission file Number 000-33243
Huntington Preferred Capital, Inc.
(Exact name of registrant as specified in its charter)

Ohio (State or other jurisdiction of incorporation or organization)	31-1356967 (I.R.S. Employer Identification No.)

41 S. High Street, Columbus, OH (Address of principal executive offices)	43287 (Zip Code)
Registrant’s telephone number, including area code (614) 480-8300
Securities registered pursuant to Section 12(b) of the Act: None
Securities registered pursuant to Section 12(g) of the Act:
Noncumulative Exchangeable Preferred Securities, Class C (Liquidation Amount $25.00 each)
(Title of class)
     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☑ Yes ☐ No
     Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐
     Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act).
     ☐ Yes ☑ No
     All common stock is held by affiliates of the registrant as of December 31, 2004. As of February 28, 2005, 14,000,000 shares of common stock without par value were outstanding. The aggregate market value of the common stock held by non-affiliates of the registrant as of the close of business on June 30, 2004: $0.00
Documents Incorporated By Reference
     Part III of this Form 10-K incorporates by reference certain information from the registrant’s definitive Information Statement for the 2005 Annual Shareholders’ Meeting.

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HUNTINGTON PREFERRED CAPITAL, INC.
EXPLANATORY NOTE
This Amendment No. 1 to Huntington Preferred Capital, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2004 (Amendment No. 1) is being filed to enhance the risk factor disclosure regarding the conditional exchange of Huntington Preferred Capital, Inc.’s Class C preferred securities for securities issued by The Huntington National Bank (see page 12 of this Amendment No. 1). In accordance with Rule 12b-15 promulgated under the Securities Exchange Act of 1934, as amended, the Registrant has included in this Amendment No. 1 only Item 1 of Part I and Item 15 of Part IV. This Amendment No. 1 does not amend the remainder of the information contained in the original filing. This Amendment No. 1 continues to speak as of the date of the original filing of Huntington Preferred Capital, Inc.’s Form 10-K on March 25, 2005. Huntington Preferred Capital, Inc. has not updated the disclosures in this Amendment No. 1 to speak as of a later date. All information contained in this Amendment No. 1 is subject to updating and supplementing as provided in the periodic reports filed with the Securities Exchange Commission subsequent to the original filing date.

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Huntington Preferred Capital, Inc.
Part I
Item 1: Business
General
     Huntington Preferred Capital, Inc. (HPCI) was organized under Ohio law in 1992 and designated as a real estate investment trust (REIT) in 1998. HPCI’s common stock is owned by three related parties: HPC Holdings-III, Inc. (HPCH-III); Huntington Preferred Capital II, Inc. (HPCII); and Huntington Bancshares Incorporated (Huntington). HPCI and HPCII are subsidiaries of HPCH-III, which is a subsidiary of Huntington Preferred Capital Holdings, Inc. (Holdings). Holdings is a subsidiary of The Huntington National Bank (the Bank), a national bank association organized under the laws of the United States and headquartered in Columbus, Ohio. The Bank is a wholly owned subsidiary of Huntington, also headquartered in Columbus, Ohio. HPCI has one subsidiary, HPCLI, Inc. (HPCLI), a taxable REIT subsidiary formed in March 2001 for the purpose of holding certain assets (primarily leasehold improvements). The following chart outlines the relationship among affiliated entities at December 31, 2004:
     Effective February 18, 2005, Huntington Preferred Capital Holdings, Inc. transferred 34% of the ownership of HPC Holdings-III, Inc. to Huntington Capital Financing LLC, an indirect subsidiary of the Bank.

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General Description of Assets
     The Internal Revenue Code requires a REIT to invest at least 75% of the total value of its assets in real estate assets, which includes residential real estate loans and commercial real estate loans, including participation interests in residential or commercial real estate loans, mortgage-backed securities eligible to be held by REITs, cash, cash equivalents which includes receivables, government securities, and other real estate assets (REIT Qualified Assets). As of December 31, 2004, 97.1% of HPCI’s assets were invested in REIT Qualified Assets and 2.9% were invested in commercial and consumer loans and other assets that were not REIT Qualified Assets. HPCI must satisfy other asset and income tests in order to remain qualified as a REIT. In addition, HPCI must satisfy other tests in order to maintain its exemption from the registration requirements of the Investment Company Act. Additional information regarding these tests is set forth in the “Qualification Tests” section of Management’s Discussion and Analysis of Financial Condition and Results of Operations in Part II, Item 7 of this report.
Commercial and Commercial Real Estate Loans
     HPCI owns participation interests in unsecured commercial loans and commercial loans secured by non-real property such as industrial equipment, livestock, furniture and fixtures, and inventory. Participation interests acquired in commercial real estate loans are secured by real property such as office buildings, multi-family properties of five units or more, industrial, warehouse, and self-storage properties, office and industrial condominiums, retail space, strip shopping centers, mixed use commercial properties, mobile home parks, nursing homes, hotels and motels, churches, and farms. Commercial and commercial real estate loans may not be fully amortizing. This means that the loans may have a significant principal balance or “balloon” payment due on maturity. Additionally, there is no requirement regarding the percentage of any commercial or commercial real estate property that must be leased at the time HPCI acquires a participation interest in a commercial or commercial real estate loan secured by such property nor are commercial loans required to have third party guarantees.
     The credit quality of a commercial or commercial real estate loan may depend on, among other factors, the existence and structure of underlying leases; the physical condition of the property, including whether any maintenance has been deferred; the creditworthiness of tenants; the historical and anticipated level of vacancies; rents on the property and on other comparable properties located in the same region; potential or existing environmental risks; the availability of credit to refinance the loan at or prior to maturity; and the local and regional economic climate in general. Foreclosures of defaulted commercial or commercial real estate loans generally are subject to a number of complicating factors, including environmental considerations, which are not generally present in foreclosures of residential real estate loans.
     At December 31, 2004, $3.4 billion, or 89.6%, of the commercial and commercial real estate loans underlying HPCI’s participation interests in such loans were secured by a first mortgage or first lien and most bear variable or floating interest rates. The remaining balance is comprised of $0.3 billion of second, third, and fourth mortgages, and $0.1 billion of loans secured by non-real property.
Consumer Loans
     HPCI owns participation interests in consumer loans secured by automobiles, trucks, equipment, or a first or junior mortgage on the borrower’s primary residence. Many of these mortgage loans were made for reasons such as home improvements, acquisition of furniture and fixtures, or debt consolidation. These loans are predominately repaid on an installment basis and income is accrued based on the outstanding balance of the loan over terms that range from 6 to 360 months. Of the loans underlying the consumer loan participations, most bear interest at fixed rates.
Residential Real Estate Loans
     HPCI owns participation interests in adjustable rate, fixed rate, conforming, and nonconforming residential real estate loans. Conforming residential real estate loans comply with the requirements for inclusion in a loan guarantee or purchase program sponsored by either the Federal Home Loan Mortgage Corporation (FHLMC) or Federal National Mortgage Association (FNMA). For 2005, the maximum principal balance allowed on conforming residential real estate loans ranges from $359,650 for one-unit residential loans to $691,600 for four-unit residential loans. Nonconforming residential real estate loans are residential real estate loans that do not qualify in one or more respects for purchase by FNMA or FHLMC under their standard programs. A majority of the nonconforming residential real estate loans underlying the participation interests acquired by HPCI to date are nonconforming because they have original principal balances which exceeded the requirements for FHLMC or FNMA programs, the original terms are shorter than the minimum requirements for FHLMC or FNMA programs at the time of origination, or generally because they vary in

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certain other respects from the requirements of such programs other than the requirements relating to creditworthiness of the mortgagors.
     Each residential real estate loan is evidenced by a promissory note secured by a mortgage or deed of trust or other similar security instrument creating a first or second lien on single-family residential properties. Residential real estate properties underlying residential real estate loans consist of individual dwelling units, individual condominium units, two- to four-family dwelling units, and townhouses.
Geographic Distribution
     The following table shows the geographic location of loans underlying HPCI’s loan participations at December 31, 2004:
Table 1 — Total Loan Participation Interests by Geographic Location

(in thousands of dollars)			Percentage by
		Aggregate	Aggregate
	Number	Principal	Principal
State	of Loans	Balance	Balance

Ohio	18,965	$2,602,053	53.2%
Michigan	9,195	1,417,949	29.0
Indiana	2,471	392,711	8.0
Kentucky	1,848	308,270	6.4

	32,479	4,720,983	96.6
All other locations	483	168,290	3.4

Total loan participation interests	32,962	$4,889,273	100.0%

Principal Balances
     The following table shows data with respect to the principal balance of the loans underlying HPCI’s loan participations at December 31, 2004:
Table 2 — Total Loan Participation Interests by Principal Balances

(in thousands of dollars)			Percentage by
		Aggregate	Aggregate
	Number	Principal	Principal
Size	of Loans	Balance	Balance

Less than $50,000	21,057	$405,496	8.3%
Greater than $50,000 to $100,000	4,991	355,078	7.3
Greater than $100,000 to $250,000	3,597	551,888	11.3
Greater than $250,000 to $500,000	1,525	541,513	11.1
Greater than $500,000 to $1,000,000	916	642,625	13.1
Greater than $1,000,000 to $3,000,000	657	1,092,789	22.4
Greater than $3,000,000 to $5,000,000	128	499,343	10.2
Greater than $5,000,000 to $10,000,000	68	461,094	9.4
Greater than $10,000,000	23	339,447	6.9

Total loan participation interests	32,962	$4,889,273	100.0%

Dividend Policy and Restrictions
     HPCI expects to pay an aggregate amount of dividends with respect to the outstanding shares of its capital stock equal to substantially all of its REIT taxable income, which excludes capital gains. In order to remain qualified as a REIT, HPCI must distribute annually at least 90% of its REIT taxable income to shareholders. Dividends are declared at the discretion of the board of directors after considering its distributable funds, financial condition, and capital needs, the impact of current and pending legislation and regulations, economic conditions, tax considerations, its continued qualification as a REIT, and other factors. Although there can be no assurances, HPCI expects that both its cash available for distribution and its REIT taxable income will be in excess of amounts needed to pay dividends on the

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preferred securities in the foreseeable future because substantially all of HPCI’s real estate assets and other authorized investments are interest-bearing; all outstanding preferred securities represent, in the aggregate, only approximately 15.8% of HPCI’s capitalization; and HPCI does not anticipate incurring any indebtedness other than permitted indebtedness, which includes acting as a co-borrower or guarantor of certain obligations of the Bank. HPCI’s board has limited any such pledges to 25% of HPCI’s assets. In addition, HPCI expects its interest-earning assets will continue to exceed the liquidation preference of its preferred securities. For further discussion regarding co-borrower and guarantor obligations, see “Commitments and Contingencies” in the Notes to Financial Statements included in Part II, Item 8 of this report.
     Payment of dividends on the preferred securities could also be subject to regulatory limitations if the Bank fails to be “adequately capitalized” for purposes of regulations issued by The Office of the Comptroller of the Currency (OCC). The Bank currently intends to maintain its capital ratios in excess of the “well-capitalized” levels under these regulations. However, there can be no assurance that the Bank will be able to maintain its capital in excess of the “well-capitalized” levels. The exercise of the OCC’s power to restrict dividends on preferred securities would, however, also have the effect of restricting the payment of dividends on common shares. The inability to pay dividends on common shares would prevent HPCI from meeting the statutory requirement for a REIT to distribute 90% of its taxable income and, therefore, would cause HPCI to fail to qualify for the favorable tax treatment accorded to REITs. This could trigger a tax event which would give HPCI the right to redeem the Class C and Class D preferred securities as more described in the business section of this report. Capital ratios for the Bank as of December 31, 2004 and 2003 are as follows:
Table 3 — Capital Ratios for the Bank

	“Well-	“Adequately-
	Capitalized	Capitalized	December 31,
	Minimums”	Minimums”	2004	2003

Tier 1 Risk-Based Capital	6.00%	4.00%	6.08%	6.36%
Total Risk-Based Capital	10.00	8.00	10.16	10.65
Tier 1 Leverage Ratio	5.00	4.00	5.66	6.01
Conflict of Interests and Related Policies
     As of December 31, 2004, the Bank continued to control 98.6% of the voting power of HPCI’s outstanding securities. Accordingly, the Bank expects to continue to have the right to elect all of HPCI’s directors, including its independent directors, unless HPCI fails to pay dividends on its Class C and Class D preferred securities. In addition, all of HPCI’s officers and six of its nine directors are also officers of Huntington or the Bank. Because of the nature of HPCI’s relationship with Holdings, HPCII, HPCH-III, and the Bank, conflicts of interest have arisen and may arise in the future with respect to certain transactions, including without limitation, HPCI’s acquisition of assets from the Bank, HPCI’s disposition of assets to the Bank, servicing of the loans underlying HPCI’s participation interests, particularly with respect to loans placed on nonaccrual status, as well as the modification of the participation agreement between the Bank and Holdings and the subparticipation agreement between Holdings and HPCI. Any future modification of these agreements will require the approval of a majority of HPCI’s independent directors. HPCI’s board of directors also has broad discretion to revise its investment and operating strategy without shareholder approval.
     It is the intention of HPCI and the Bank that any agreements and transactions between them be fair to all parties and consistent with market terms for such types of transactions. The requirement in HPCI’s articles of incorporation that certain actions be approved by a majority of HPCI’s independent directors also is intended to ensure fair dealings among HPCI, Holdings, and the Bank. HPCI’s independent directors serve on its audit committee and review material agreements among HPCI, Holdings, the Bank, and their respective affiliates. HPCI’s independent directors have approved an agreement with the Bank with respect to the pledge of HPCI’s assets to collaterize the Bank’s borrowings from the Federal Home Loan Bank (FHLB) as more described in the business risk section of this report.
     There are no provisions in HPCI’s articles of incorporation limiting any of its officers, directors, shareholders, or affiliates from having any direct or indirect financial interest in any asset to be acquired or disposed of by HPCI or in any transaction in which it has an interest or from engaging in acquiring, holding, and managing its assets. It is

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expected that the Bank will have direct interests in transactions with HPCI including, without limitation, the sale of assets to HPCI; however, it is not anticipated that any of HPCI’s officers or directors will have any interests in such assets, other than as borrowers or guarantors of loans underlying HPCI’s participation interests, in which case such loans would be on substantially the same terms, including interest rates and collateral on loans, as those prevailing at the time for comparable transactions with others and would not involve more than the normal risk of collectibility or present other unfavorable features. At December 31, 2004, there were no direct or indirect financial interests in any asset of HPCI by any of its officers or directors.
Other Management Policies and Programs
General
     In administering HPCI’s participation interests and other authorized investments, the Bank has a high degree of autonomy. HPCI has policies to guide its administration with respect to the Bank’s underwriting standards, the acquisition and disposition of assets, credit risk management, and certain other activities. These policies, which are discussed below, may be amended or revised from time to time at the discretion of HPCI’s board of directors, subject in certain circumstances, to the approval of a majority of HPCI’s independent directors, but without a vote of its shareholders.
Underwriting Standards
     The Bank has represented to Holdings, and Holdings has represented to HPCI, that the loans underlying HPCI’s participation interests were originated in accordance with underwriting policies customarily employed by the Bank during the period in which the loans were originated. The Bank emphasizes, “in-market” lending, which means lending to borrowers that are located where the Bank or its affiliates have branches or loan origination offices. The Bank avoids transactions perceived to have unacceptably high risk, as well as excessive industry and other concentrations.
     Some of the loans, however, were acquired by the Bank in connection with the acquisition of other financial institutions. Prior to acquiring any financial institution, the Bank performed a number of due diligence procedures to assess the overall quality of the target institution’s loan portfolio. These procedures included the examination of underwriting standards used in the origination of loan products by the target institution, the review of loan documents and the contents of selected loan files, and the verification of the past due status and payment histories of selected borrowers. Through its due diligence procedures, the Bank obtained a sufficient level of comfort pertaining to the underwriting standards used by the target institution and their influence on the quality of the portfolio. Even though the Bank did not and does not warrant those standards, the Bank found them acceptable in comparison to HPCI’s underwriting standards in cases where the Bank had made a favorable decision to acquire the institution as a whole.
Asset Acquisition and Disposition Policies
It is HPCI’s policy to purchase from the Bank participation interests generally in loans that:

•	are performing, meaning they have no more than two payments past due,

•	are in accruing status,

•	are not made to related parties of HPCI, Huntington, or the Bank,

•	are secured by real property such that they are REIT qualifying, and

•	have not been previously sold, securitized, or charged-off either in whole or in part.
     HPCI’s policy also allows for investment in assets that are not REIT-Qualified Assets up to but not exceeding the statutory limitations imposed on organizations that qualify as REITs. In the past, Holdings has purchased from the Bank and sold to HPCI participation interests in loans not secured by real property because of available proceeds from loan repayments and pay-offs. Management, under this policy, also has the discretion to purchase other assets to maximize its return to shareholders.
     It is anticipated that from time to time HPCI will receive participation interests in additional real estate loans from the Bank on a basis consistent with secondary market standards pursuant to the loan participation and subparticipation agreements, out of proceeds received in connection with the repayment or disposition of loan participation interests in HPCI’s portfolio. Although HPCI is permitted to do so, it has no present plans or intentions to purchase loans or loan participation interests from unaffiliated third parties. It is currently anticipated that participation interests in additional loans acquired by HPCI will be of the types described above under the heading “General Description of Assets,” although HPCI is not precluded from purchasing additional types of loans or loan participation interests.

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     HPCI may continue to acquire from time to time limited amounts of participation interests in loans that are not commercial or residential loans, such as automobile loans and equipment loans, or other authorized investments. Although currently there is no intention to acquire any mortgage-backed securities representing interests in or obligations backed by pools of mortgage loans that will be secured by single-family residential, multi-family, or commercial real estate properties located throughout the United States, HPCI is not restricted from doing so. HPCI does not intend to acquire any interest-only or principal-only mortgage-backed securities. HPCI also will not be precluded from investing in mortgage-backed securities when the Bank is the sponsor or issuer. At December 31, 2004, HPCI did not hold any mortgage-backed securities.
     HPCI currently anticipates that it will not acquire the right to service any loan underlying a participation interest that it acquires in the future and that the Bank will act as servicer of any such additional loans. HPCI anticipates that any servicing arrangement that it enters into in the future with the Bank will contain fees and other terms that would be substantially equivalent to or more favorable to HPCI than those that would be contained in servicing arrangements entered into with third parties unaffiliated with HPCI.
     HPCI’s policy is not to acquire any participation interest in any commercial real estate loan that constitutes more than 5.0% of the total book value of HPCI’s real estate assets at the time of acquisition. In addition, HPCI’s policy prohibits the retention of any loan or any interest in a loan other than an interest resulting from the acquisition of mortgage-backed securities, which loan is collateralized by real estate located in West Virginia or that is made to a municipality or other tax-exempt entity.
     HPCI’s policy is to reinvest the proceeds of its assets in other interest-earning assets such that its Funds from Operations (FFO), which represents cash flows from operations, over any period of four fiscal quarters will be anticipated to equal or exceed 150% of the amount that would be required to pay full annual dividends on the Class A, Class C, and Class D preferred securities, except as may be necessary to maintain its status as a REIT. For each of the years ended December 31, 2004, 2003, and 2002, HPCI’s FFO were $273.6 million, $288.2 million, and $636.9 million, respectively. These significantly exceeded the minimum requirement, as full dividends on Class A, Class C, and Class D securities at 150% were $22.3 million, $21.0 million, and $24.2 million, for the same periods, respectively. HPCI’s articles of incorporation provide that it cannot amend or change this policy with respect to the reinvestment of proceeds without the consent or affirmative vote of the holders of at least two-thirds of the Class C preferred securities and two thirds of the Class D preferred securities, voting as separate classes.
Credit Risk Management Policies
     It is expected that participation interests in each commercial or residential real estate loan acquired in the future will represent a first lien position and will be originated by the Bank, one of its affiliates, or an unaffiliated third party in the ordinary course of its real estate lending activities based on the underwriting standards generally applied by or substantially similar to those applied by the Bank at the time of origination for its own account. It is also expected that all loans will be serviced by or through the Bank pursuant to the participation agreement and subparticipation agreement, which require servicing in conformity with any loan servicing guidelines promulgated by HPCI and, in the case of residential real estate loans, with FNMA and FHLMC guidelines and procedures.
Other Policies
     HPCI intends to operate in a manner that will not subject it to regulation under the Investment Company Act. Unless otherwise approved by its board of directors, HPCI does not intend to:
•	invest in the securities of other issuers for the purpose of exercising control over such issuers;

•	underwrite securities of other issuers;

•	actively trade in loans or other investments;

•	offer securities in exchange for property; or

•	make loans to third parties, including, its officers, directors, or other affiliates.
     The Investment Company Act exempts entities that, directly or through majority-owned subsidiaries, are “primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate” (Qualifying Interests). Under current interpretations by the staff of the Securities and Exchange Commission, in order to qualify for this exemption, HPCI must maintain at least 55% of its assets in Qualifying Interests and also may be required to maintain an additional 25% in Qualifying Interests or other real estate-related assets. The assets that HPCI

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may acquire therefore may be limited by the provisions of the Investment Company Act. HPCI has established a policy, which it monitors monthly, of limiting authorized investments that are not Qualifying Interests to no more than 20% of the value of its total assets.
     HPCI is not prohibited by its Articles of Incorporation from repurchasing its capital securities; however, any such action would be taken only in conformity with applicable federal and state laws and regulations and the requirements for qualifying as a REIT.
     HPCI distributes to its shareholders, in accordance with the Securities and Exchange Act of 1934, as amended, annual reports containing financial statements prepared in accordance with generally accepted accounting principles in the United States and certified by its independent auditors. HPCI’s articles of incorporation provide that it will maintain its status as a reporting company under the Exchange Act for so long as any of the Class C preferred securities are outstanding and held by unaffiliated shareholders.
     HPCI currently makes investments and operates its business in such a manner consistent with the requirements of the Internal Revenue Code to qualify as a REIT. However, future economic, market, legal, tax, or other considerations may cause its board of directors, subject to approval by a majority of its independent directors, to determine that it is in HPCI’s best interest and the best interest of its shareholders to revoke HPCI’s REIT status. The Internal Revenue Code prohibits HPCI from electing REIT status for the five taxable years following the year of such revocation.
Employees
     At December 31, 2004, HPCI has five executive officers and two additional officers, but no employees. Day-to-day activities and the servicing of the loans underlying HPCI’s participation interests are administered by the Bank. All of HPCI’s officers are also officers or employees of Huntington, the Bank, and/or Holdings. HPCI maintains corporate records and audited financial statements that are separate from those of Huntington, the Bank, and Holdings.
     Although there are no restrictions or limitations contained in HPCI’s articles of incorporation or bylaws, HPCI does not anticipate that its officers or directors will have any direct or indirect financial interest in any asset to be acquired or disposed of by HPCI or in any transaction in which HPCI has an interest or will engage in acquiring, holding, and managing assets, other than as borrowers or guarantors of loans underlying HPCI’s participation interests, in which case such loans would be on substantially the same terms, including interest rates and collateral on loans, as those prevailing at the time for comparable transaction with others and would not involve more than the normal risk of collectibility or present other unfavorable features.
Servicing
     The loans underlying HPCI’s participation interests are serviced by the Bank pursuant to the terms of (i) the participation agreement between the Bank and HPCI, (ii) the participation agreement between the Bank and Holdings and the subparticipation agreement between Holdings and HPCI, or (iii) the participation agreement between the Bank and Holdings and the subparticipation agreements between Holdings and HPC Holdings-III, Inc. and HPC Holdings-III, Inc. and HPCI.
     The participation and subparticipation agreements require the Bank to service the loans underlying HPCI’s participation interests in a manner substantially the same as for similar work performed by the Bank for transactions on its own behalf. The Bank or its affiliates collect and remit principal and interest payments, maintain perfected collateral positions, and submit and pursue insurance claims. The Bank and its affiliates also provide accounting and reporting services required by HPCI for its participation interests. The Bank may, in accordance with HPCI’s guidelines, dispose of any loans that become classified, are placed in a non-performing status, or are renegotiated due to the financial deterioration of the borrower. The Bank is required to pay all expenses related to the performance of its duties under the participation and subparticipation agreements, including any payment to its affiliates for servicing the loans. The Bank or its affiliates may, in accordance with HPCI’s guidelines, institute foreclosure proceedings, exercise any power of sale contained in any mortgage or deed of trust, obtain a deed in lieu of foreclosure, or otherwise acquire title to a mortgaged property underlying a real estate loan by operation of law or otherwise in accordance with the terms of the participation and subparticipation agreements.

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     Under the participation and subparticipation agreements, the Bank has the right, in the exercise of its reasonable discretion and in accordance with prudent banking practices, to give consents, waivers, and modifications of the loan documents to the same extent as if the loans were wholly owned by the Bank; provided, however, that the Bank shall not grant or agree to any (i) waiver of any payment default, (ii) extension of the maturity, (iii) reduction of the rate or rates of interest with respect to the loans, (iv) forgiveness or reduction of the principal sum of the loans, (v) increase the lending formula or advance rates, (vi) waiver of any right to elect to foreclose on any loan in default, or (vii) amendment or modification of the financial covenants contained in the loan documents that would make such financial covenants less restrictive with respect to any of the borrowers without the prior written consent of Holdings or HPCI, except that the Bank shall be permitted to grant or agree to any of such consents, waivers, or modifications pursuant to and in accordance with guidelines and limitations provided by Holdings or HPCI to the Bank in writing from time to time.
     The Bank has the right to accept payment or prepayment of the whole principal sum and accrued interest in accordance with the terms of the loans, waive prepayment charges in accordance with the Bank’s policy for loans in which no participation interest has been granted, and accept additional security for the loans. No specific term is specified in the participation agreement and subparticipation agreement; the agreements may be terminated by mutual agreement of the parties at any time, without penalty. Due to the relationship among HPCI, HPC Holdings-III, Inc., Holdings, and the Bank, it is not anticipated that these agreements will be terminated by any party in the foreseeable future.
     The Bank, in its role as servicer under the terms of the loan participation agreement, receives a loan servicing fee designed as a reimbursement for costs incurred to service the underlying loan. The amount and terms of the fee are determined by mutual agreement of the Bank, Holdings, HPC Holdings-III, Inc., and HPCI from time to time during the term of the participation agreement and subparticipation agreement. Periodically, a review and analysis of loan servicing operations is conducted by the Bank. As a result, among other things, the cost to service an individual loan is calculated and may be used as a guideline to determine fair compensation for services rendered. The servicing fee is determined by the mutual agreement of the parties from time to time during the term of the agreement and is subject to review and adjustment during the term of the participation agreement. Additional information regarding the servicing fee rates are set forth under the caption “Non-Interest Income and Non-Interest Expense” of Management’s Discussion and Analysis of Financial Condition and Results of Operations in Part II, Item 7 of this report.
Competition
     Competition in the form of price and service from other banks and financial companies such as savings and loans, credit unions, finance companies, and brokerage firms is intense in most of the markets served by Huntington and its subsidiaries. Mergers between and the expansion of financial institutions both within and outside Ohio have provided significant competitive pressure in major markets. Since 1995, when federal interstate banking legislation became effective that made it permissible for bank holding companies in any state to acquire banks in any other state, and for banks to establish interstate branches (subject to certain limitations by individual states), actual or potential competition in each of Huntington’s markets has been intensified. Internet banking also competes with Huntington’s business. This competition impacts Huntington’s ability to attract new business, particularly in the form of loans secured by real estate, and, therefore, also affects HPCI’s availability to invest in participation interests in such loans.
Regulatory Matters
     HPCI is an indirect subsidiary of the Bank and, therefore, regulatory authorities have the right to examine HPCI and its activities and, under certain circumstances, to impose restrictions on the Bank or HPCI. The Bank is subject to examination and supervision by the OCC. In addition to the impact of federal and state regulation, the Bank is affected significantly by the actions of the Federal Reserve Board as it attempts to control the money supply and credit availability in order to influence the economy.
Business Risks
     HPCI is subject to a number of risks, many of which are outside of Management’s control, though Management strives to manage those risks while optimizing returns. In addition to the other information included in this report, readers should carefully consider that the following important factors, among others, could materially impact HPCI’s business, future results of operations, and future cash flows.

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     HPCI relies on the Bank’s credit underwriting standards and on-going process of credit assessment; there can be no assurance that the Bank’s standards and assessments will protect HPCI from significant credit losses on loans underlying its participation interests.
     To date, HPCI has purchased, and intends to continue to purchase, all of its participation interests in loans originated by or through the Bank and its affiliates. After HPCI purchases the participation interests, the Bank continues to service the underlying loans. Accordingly, in managing its credit risk, HPCI relies on the Bank’s credit underwriting standards and on-going process of credit assessment. The Bank’s exposure to credit risk is managed through the use of consistent underwriting standards that emphasize “in-market” lending while avoiding highly leveraged transactions as well as excessive industry and other concentrations. The Bank’s credit administration function employs risk management techniques to ensure that underlying loans adhere to corporate policy and problem loans underlying HPCI’s participation interests are promptly identified. There can be no assurance that the Bank’s credit underwriting standards and its on-going process of credit assessment will protect HPCI from significant credit losses on loans underlying its participation interests.
     The loans underlying HPCI’s participation interests are concentrated in Ohio, Indiana, Kentucky, and Michigan, and adverse conditions in those states, in particular, could negatively impact result of operations and ability to pay dividends.
     At December 31, 2004, 96.6% of the underlying loans in all participation interests consisted of loans located in these four states. Consequently, the portfolio may experience a higher default rate in the event of adverse economic, political, or business developments or natural hazards in these states and may affect the ability of borrowers to make payments of principal and interest on the underlying loans. In the event of any adverse development or natural disaster, HPCI’s results of operations and ability to pay dividends on preferred and common securities could be adversely affected.
     The loans underlying participation interests are subject to local economic conditions that could negatively affect the value of the collateral securing such loans and/or the results of HPCI’s operations.
     The value of the collateral underlying HPCI’s loans and/or the results of its operations could be affected by various conditions in the economy, all of which are beyond HPCI’s control. These include local and other economic conditions affecting real estate and other collateral values; the continued financial stability of a borrower and the borrower’s ability to make loan principal and interest payments, which may be adversely affected by job loss, recession, divorce, illness, or personal bankruptcy. These also include the ability of tenants to make lease payments; the ability of a property to attract and retain tenants, which may be affected by conditions such as an oversupply of space or a reduction in demand for rental space in the area, the attractiveness of properties to tenants, competition from other available space, and the ability of the owner to pay leasing commissions, provide adequate maintenance and insurance, pay tenant improvement costs, and make other tenant concessions. Furthermore, interest rate levels and the availability of credit to refinance loans at or prior to maturity and increased operating costs, including energy costs, real estate taxes, and costs of compliance with environmental controls and regulations are also various conditions in the economy that effect the value of the underlying collateral and the result of HPCI’s operations.
     HPCI’s concentration in participation interests in commercial real estate loans is subject to certain risks inherent in the underlying commercial real estate assets.
     At December 31, 2004, 65.9% of HPCI’s assets, as measured by aggregate outstanding principal amount, consisted of participation interests in commercial real estate loans. Commercial real estate loans generally tend to have shorter maturities than residential real estate loans and may not be fully amortizing, meaning they may have a significant principal balance or “balloon” payment due on maturity. Commercial real estate properties tend to be unique and are more difficult to value than single-family residential real estate properties. They are also subject to relatively greater environmental risks and to the corresponding burdens and costs of compliance with environmental laws and regulations. Due to these risks, HPCI may experience higher rates of default on its participation interests in commercial real estate loans.

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     A decline in the Bank’s capital levels may result in preferred securities being subject to a conditional exchange into Bank preferred securities at a time when the Bank’s financial condition is deteriorating. Consequently, the likelihood of dividend payments, as well as the liquidation preference, taxation, voting rights, and liquidity of securities would be negatively impacted.
     The OCC, as the primary regulator of the Bank, has the ability to cause the exchange of HPCI’s Class C preferred securities if (a) the Bank becomes “undercapitalized;” (b) the OCC, in its sole discretion, anticipates that the Bank will become “undercapitalized” in the near term; or (c) the Bank is placed in conservatorship or receivership. None of the holders of HPCI’s Class C preferred securities, HPCI, or the Bank can require or force such an exchange. In the event of an OCC-directed exchange, each holder of HPCI’s Class C preferred securities would receive a Class C preferred security from the Bank for each Class C preferred security of HPCI. This would represent an investment in the Bank and not in HPCI. Under these circumstances, there would likely be a significant loss associated with this investment. Also, since preferred shareholders of HPCI would become preferred shareholders of the Bank at a time when the Bank’s financial condition has deteriorated, it is unlikely that the Bank would be in a financial position to make any dividend payments on the Bank’s preferred securities.
     In the event of a liquidation of the Bank, the claims of depositors and creditors of the Bank are entitled to priority in payment over the claims of holders of equity interests such, as the Bank preferred securities, and, therefore, preferred shareholders likely would receive substantially less than would have been received had the preferred securities not been exchanged for Bank preferred securities.
     The exchange of the preferred securities for Bank preferred securities would most likely be a taxable event to shareholders under the Internal Revenue Code and, in that event, shareholders would incur a gain or loss, as the case may be, measured by the difference between the basis in the preferred securities and the fair market value of the Bank preferred securities received in the exchange.
     Although the terms of the Bank preferred securities are substantially similar to the terms of HPCI’s preferred securities, there are differences, such as the Bank preferred securities do not have any voting rights or any right to elect independent directors if dividends are missed. In addition, the Bank preferred securities will not be listed on the NASDAQ Stock Market or any exchange and a market for them may never develop.
     The Bank would be considered to be “undercapitalized” if: its Tier 1 risk-based capital (“RBC”) ratio is below 4%, its Total RBC ratio is below 8% or its Tier 1 leverage ratio is below 4%. The Bank currently intends to maintain its capital ratios in excess of the levels it needs to be considered to be “well-capitalized” under regulations issued by the OCC. These guidelines, as well as the Bank’s regulatory capital ratios for December 31, 2004, were as follows:

	Under-capitalized	Well-capitalized	December 31, 2004
Tier 1 RBC ratio	<4%	>6%	6.08%
Total RBC ratio	<8%	>10%	10.16%
Tier 1 leverage ratio	<4%	>5%	5.66%
     The Bank is a wholly owned subsidiary of Huntington. Huntington is a one-bank holding company which files annual, quarterly, and current reports, proxy statements, and other information with the Securities and Exchange Commission (the “SEC”), under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The financial statements of the Bank and Huntington are substantially the same and thus current or future holders of HPCI’s Class C preferred securities can obtain important information on an ongoing basis about the Bank and Huntington by reviewing Huntington’s SEC filings. These filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov and on the investor relations page of Huntington’s website at http://www.huntington.com. Any document filed by Huntington with the SEC can be read and copied at the SEC’s public reference facilities. Further information on the operation of the public reference facilities can be obtained by calling the SEC at 1-800-SEC-0330. Copies of these SEC filings can be obtained at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street N.E., Washington, D.C. 20549. In addition, copies of these SEC filings can also be obtained by written request to Investor Relations, Huntington Bancshares Incorporated, 41 South High Street, Columbus, Ohio 43287 or by calling 614-480-4060.

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     Because the information contained in Huntington’s financial statements may be important to current or future holders of HPCI’s Class C preferred securities, HPCI is incorporating by reference the financial statements of Huntington included as exhibit 13 to Huntington’s Annual Report on Form 10-K for the year ended December 31, 2004, and the financial statements contained in any future reports filed by Huntington with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act after the date of this report.
     Bank regulators may limit HPCI’s ability to implement its business plan and may restrict its ability to pay dividends.
     Because HPCI is an indirect subsidiary of the Bank, regulatory authorities have the right to examine HPCI and its activities and, under certain circumstances, impose restrictions on the Bank or HPCI which could impact HPCI’s ability to conduct business pursuant to its business plan and which could adversely affect its financial condition and results of operations.
     If the OCC determines that the Bank’s relationship with HPCI results in an unsafe and unsound banking practice, the OCC and other regulators of the Bank have the authority to restrict HPCI’s ability to transfer assets, restrict its ability to make distributions to shareholders or redeem preferred securities, or to require the Bank to sever its relationship with HPCI or divest its ownership in HPCI. Certain of these actions by the OCC would likely result in HPCI’s failure to qualify as a REIT. The payment of dividends on the preferred securities could also be subject to regulatory limitations if the Bank becomes “under-capitalized” for purpose of regulations issued by the OCC, as described in this report under the heading “Dividend Policy and Restrictions”.
     Legal and regulatory limitations on the payment of dividends by the Bank could also affect HPCI’s ability to pay dividends to unaffiliated third parties, including the preferred shareholders. Since HPCI, HPCII, HPCH-III, and Holdings are members of the Bank’s consolidated group, payment of common and preferred dividends by the Bank and/or any member of its consolidated group to unaffiliated third parties, including payment of dividends to the shareholders of preferred securities, would require regulatory approval if aggregate dividends on a consolidated basis exceed certain limitations. Regulatory approval is required prior to the Bank’s declaration of any dividends in excess of available retained earnings. The amount of dividends that may be declared without regulatory approval is further limited to the sum of net income for the current year and retained net income for the preceding two years, less any required transfers to surplus or common stock.
     Dividends are not cumulative; preferred shareholders are not entitled to receive dividends unless declared by HPCI’s board of directors.
     Dividends on the preferred securities are not cumulative. Consequently, if the board of directors does not declare a dividend on the preferred securities for any quarterly period, including if prevented by bank regulators, preferred shareholders will not be entitled to receive that dividend whether or not funds are or subsequently become available. The board of directors may determine that it would be in HPCI’s best interests to pay less than the full amount of the stated dividends on the preferred securities or no dividends for any quarter even though funds are available. Factors that would generally be considered by the board of directors in making this determination are the amount of distributable funds, HPCI’s financial condition and capital needs, the impact of current and pending legislation and regulations, economic conditions, tax considerations, and HPCI’s continued qualification as a REIT. If full dividends on the Class A, Class C, and Class D preferred securities have not been paid for six full dividend periods, the holders of the Class C and Class D preferred securities, voting together as one class, will have the right to elect two independent directors in addition to those already on the board.
     HPCI and the Bank maintain internal operational controls. If HPCI’s and/or the Bank’s systems of internal controls should fail to work as expected, if their systems were to be used in an unauthorized manner, or if employees were to subvert the systems of internal controls, significant losses to HPCI could occur.
     HPCI, through the Bank, establishes and maintains systems of internal operational controls that provide Management with timely and accurate information about its level of operational risk. While not foolproof, these systems have been designed to manage operational risk at appropriate, cost effective levels. The Bank and HPCI have also established procedures that are designed to ensure that policies relating to conduct, ethics, and business practices are followed. From time to time, HPCI experiences losses from operational risk, including the effects of operational errors.

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     While Management continually monitors and improves their systems of internal controls, data processing systems, and corporate-wide processes and procedures, there can be no assurance that HPCI will not suffer such losses in the future.
     HPCI is dependent, in virtually every phase of its operations, on the diligence and skill of the officers and employees of the Bank, and its relationship with the Bank may create potential conflicts of interest.
     The Bank is involved in virtually every aspect of HPCI’s existence. As of December 31, 2004, all of its officers and six of its nine directors are also officers or directors of the Bank and /or its affiliates. Officers that are common with the Bank devote less than a majority of their time to managing HPCI’s business. The Bank has the right to elect all of HPCI’s directors, including independent directors, except under limited circumstances if it fails to pay future dividends. The Bank and its affiliates have interests that are not identical to HPCI’s and, therefore, conflicts of interest could arise in the future with respect to transactions between or among the Bank, Holdings, HPCII, HPCH-III, and HPCI.
     The Bank administers HPCI’s day-to-day activities under the terms of participation and subparticipation agreements. The parties to these agreements are all affiliated and, accordingly, these agreements were not the result of arms-length negotiations and may be modified at any time in the future. Although the modification of the agreements requires the approval of a majority of independent directors, the Bank, through its ownership of Holdings’ and HPCH-III’s common stock and Holdings’ and HPCH-III’s ownership of HPCI’s common stock, controls the election of all of the directors, including independent directors. Therefore, HPCI cannot assure shareholders modifications to the participation and subparticipation agreements will be on terms as favorable to it as those that could have been obtained from unaffiliated third parties.
     Huntington, the owner of all the Bank’s common shares, may have investment goals and strategies that differ from those of the holders of HPCI’s preferred securities. In addition, neither Huntington nor the Bank has a policy addressing the treatment of new business opportunities. Thus, new business opportunities identified by Huntington or the Bank may be directed to affiliates other than HPCI. HPCI’s board of directors has broad discretion to revise its investment and operating strategy without shareholder approval. The Bank, through its direct and indirect ownership of HPCH-III’s and HPCII’s common stock and their ownership of HPCI’s common stock, controls the election of all of HPCI’s directors, including independent directors. Consequently, HPCI’s investment and operating strategies will largely be directed by Huntington and the Bank.
     HPCI is dependent on the diligence and skill of the officers and employees of the Bank for the selection and structuring of the loans underlying its participation interests and other authorized investments. The Bank selected the amount, type, and price of loan participation interests and other assets that were acquired from the Bank and its affiliates. HPCI anticipates that it will continue to acquire all or substantially all of its assets from the Bank or its affiliates for the foreseeable future. Although these acquisitions are made within investment policies, neither HPCI nor the Bank obtained any third-party valuations. HPCI does not intend to do so in the future. Although HPCI has policies to guide the acquisition and disposition of assets, these policies may be revised or exceptions may be approved from time to time at the discretion of the board of directors without a vote of shareholders. Changes in or exceptions made to these policies could permit the acquisition of lower quality assets.
     HPCI is dependent on the Bank and others for monitoring and servicing the loans underlying its participation interests. Conflicts could arise as part of such servicing, particularly with respect to loans that are placed on nonaccrual status. While HPCI believes that the Bank will diligently pursue collection of any non-performing assets, HPCI cannot assure shareholders that this will occur. HPCI’s ability to make timely payments of dividends on the preferred and common securities will depend in part upon the Bank’s prompt collection efforts on its behalf. HPCI pays substantial servicing fees to the Bank. HPCI paid servicing fees of $9.9 million in 2004, $7.6 million in 2003, and $6.7 million in 2002.
     The Bank may seek to exercise its influence over HPCI’s affairs so as to cause the sale of its assets and their replacement by lesser quality assets acquired from the Bank or elsewhere. This could adversely affect HPCI’s business and its ability to make timely payment of dividends on the preferred and common securities.
     HPCI’s assets may be used to guarantee certain of the Bank’s obligations that will have a preference over the holders of HPCI’s preferred securities.

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     The Bank is eligible to obtain advances from various federal and government-sponsored agencies, such as the Federal Home Loan Bank (FHLB). Any such agency that makes advances to the Bank where HPCI has acted as a co-borrower or guarantor or has pledged its assets as collateral will have a preference over the holders of HPCI’s preferred securities. These holders would receive their liquidation preference only to the extent there are assets available after satisfaction of HPCI’s indebtedness, if any. HPCI is not required to obtain the consent of its shareholders in order to make such a pledge or act as co-borrower or guarantor.
     Currently, HPCI’s assets have been used to secure only one such facility. The Bank has obtained a line of credit from the FHLB, which line was capped by the Bank’s holdings of FHLB stock at $1.5 billion as December 31, 2004. As of that same date, the Bank had borrowings of $1.3 billion under the facility. HPCI has entered into an agreement with the Bank with respect to the pledge of HPCI’s assets to collateralize the Bank’s borrowings from the FHLB. The agreement provides that the Bank will not place at risk HPCI’s assets in excess of an aggregate amount or percentage of such assets established from time to time by HPCI’s board of directors, including a majority of HPCI’s independent directors. Prior to October 31, 2004, the aggregate FHLB advance limit established by HPCI’s board was $1.0 billion. Effective as of October 31, 2004, the limit was adjusted to 25% of total assets, or $1.4 billion as of December 31, 2004, as reflected in the Corporation’s month-end management report for the previous month. This limit may be changed in the future by the board of directors, including a majority of HPCI’s independent directors. As of December 31, 2004, HPCI’s total loans pledged were limited to one-to-four family residential mortgage portfolio and consumer second mortgage loans, which aggregated to $1.0 billion as of that same date. A default by the Bank on its obligations to the FHLB could adversely affect HPCI’s business and its ability to make timely dividend payments on preferred and common securities.
     New, or changes in existing, tax, accounting, and regulatory laws, regulations, rules, standards, policies, and interpretations could significantly impact strategic initiatives, results of operations, cash flows, financial condition, and ability to pay dividends.
     Future governmental regulations could impose significant additional limitations on HPCI’s operations. These regulations, along with the currently existing tax, accounting, securities, insurance, and monetary laws, regulations, rules, standards, policies, and interpretations control the methods by which companies conduct business, implement strategic initiatives and tax compliance, and govern financial reporting and disclosures. These laws, regulations, rules, standards, policies, and interpretations are constantly evolving and may change significantly over time. Events that may not have a direct impact on HPCI, such as the bankruptcy of major U.S. companies, have resulted in legislators, regulators, and authoritative bodies, such as the Financial Accounting Standards Board, the Securities and Exchange Commission, Public Company Accounting Oversight Board, and various taxing authorities to respond by adopting and/or proposing substantive revisions to laws, regulations, rules, standards, policies, and interpretations. The nature, extent, and timing of the adoption of significant new laws, changes in existing laws, or repeal of existing laws may have a material impact on HPCI’s business, results of operations, and ability to pay dividends; however, it is impossible to predict at this time the extent to which any such adoption, change, or repeal would impact HPCI.
     The extended disruption of Huntington’s vital infrastructure could negatively impact HPCI’s business, results of operations, financial condition, and ability to pay dividends.
     HPCI’s operations depend upon, among other things, Huntington’s and the Bank’s infrastructure, including their equipment and facilities. Extended disruption of vital infrastructure by fire, power loss, natural disaster, telecommunications failure, computer hacking or viruses, terrorist activity or the domestic and foreign response to such activity, or other events outside of Huntington’s or the Bank’s control could have a material adverse impact on the financial services industry as a whole and on HPCI’s business, results of operations, cash flows, financial condition, and ability to pay dividends in particular. To mitigate this risk, Huntington has established a business recovery plan.
     HPCI has no control over changes in interest rates and such changes could negatively impact its financial condition, results of operations, and ability to pay dividends.
     HPCI’s income consists primarily of interest and fees on loans underlying its participation interests. At December 31, 2004, 26.9% of the loans underlying its participation interests, as measured by the aggregate outstanding principal amount, bore interest at fixed rates and the remainder bore interest at adjustable rates. Adjustable-rate loans decrease the risks associated with increases in interest rates but involve other risks. As interest rates rise, the payment by the borrower rises to the extent permitted by the terms of the loan, and the increased payment increases the potential for

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default. At the same time, the marketability of the underlying property may be adversely affected by higher interest rates. In a declining interest rate environment, there may be an increase in prepayments on the loans underlying HPCI’s participation interests as the borrowers refinance their mortgages at lower interest rates. Under these circumstances, HPCI may find it more difficult to acquire additional participation interests with rates sufficient to support the payment of the dividends on the preferred securities. Because the rate at which dividends are required to be paid on the Class A and C preferred securities is fixed, there can be no assurance that a declining interest rate environment would not adversely affect HPCI’s ability to pay full, or even partial, dividends on its preferred securities.
     HPCI’s financial statements must conform to accounting principles generally accepted in the United States (GAAP), which require Management to make estimates and assumptions that affect amounts reported in the financial statements. Actual results could differ from those estimates.
     The preparation of financial statements in conformity with GAAP requires Management to establish critical accounting policies and make accounting estimates, assumptions, and judgments that affect amounts recorded and reported in its financial statements. An accounting estimate requires assumptions about uncertain matters that could have a material effect on the financial statements if a different amount within a range of estimates were used or if estimates changed from period to period. HPCI’s financial statements include estimates related to the allowance for loan loss reserves and accruals of income and expenses. These estimates are based on information available to Management at the time the estimates are made. Factors involved in these estimates could change in the future leading to a change of those estimates, which could be material to HPCI’s results of operations or financial condition.
     For further discussion, see “Critical Accounting Policies and Use of Significant Estimates” section of Management’s Discussion and Analysis of Financial Condition and Results of Operations in Part II, Item 7 of this report.
     HPCI could suffer adverse tax consequences if it failed to qualify as a REIT.
     No assurance can be given that HPCI will be able to continue to operate in such a manner so as to remain qualified as a REIT. Qualification as a REIT involves the application of highly technical and complex tax law provisions for which there are only limited judicial or administrative interpretations and involves the determination of various factual matters and circumstances not entirely within its control. No assurance can be given that new legislation or new regulations, administrative interpretations, or court decisions will not significantly change the tax laws in the future with respect to qualification as a REIT or the federal income tax consequences of such qualification in a way that would materially and adversely affect HPCI’s ability to operate. Any such new legislation, regulation, interpretation, or decision could be the basis of a tax event that would permit HPCI to redeem all or any preferred securities. If HPCI were to fail to qualify as a REIT, the dividends on preferred securities would not be deductible for federal income tax purposes. HPCI would face a tax liability that could consequently result in a reduction in HPCI’s net earnings after taxes. A reduction in net earnings after taxes could adversely affect its ability to add interest-earning assets to its portfolio and pay dividends to its preferred security holders.
     If in any taxable year HPCI fails to qualify as a REIT, unless it is entitled to relief under certain statutory provisions, it would also be disqualified from treatment as a REIT for the five taxable years following the year its qualification was lost. As a result, the amount of funds available for distribution to shareholders would be reduced for the year or years involved.
     As a REIT, HPCI generally will be required each year to distribute as dividends to its shareholders at least 90% of REIT taxable income, excluding capital gains. Failure to comply with this requirement would result in earnings being subject to tax at regular corporate rates. In addition, HPCI would be subject to a 4% nondeductible excise tax on the amount by which certain distributions considered as paid with respect to any calendar year are less than the sum of 85% of ordinary income for the calendar year, 95% of capital gains net income for the calendar year, and 100% of undistributed taxable income from prior periods. Qualification as a REIT also involves application of other specific provisions of the Internal Revenue Code. Two specific provisions are an income test and an asset test. At least 75% of HPCI’s gross income, excluding gross income from prohibited transactions, for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property. Additionally, at least 75% of HPCI’s total assets must be represented by real estate assets. At December 31, 2004, HPCI had qualifying income and qualifying assets that exceeded 75%.

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     Although HPCI intends to operate in a manner designed to qualify as a REIT, future economic, market, legal, tax, or other considerations may cause it to determine that it is in its best interests and the best interests of holders of common and preferred securities to revoke the REIT election. As long as any class of preferred securities are outstanding, any such determination may be made without shareholder approval, but will require the approval of a majority of independent directors.
     Environmental liabilities associated with real property securing loans underlying HPCI’s participation interests could reduce the fair market value of its participation interests and make the property more difficult to sell.
     In its capacity of servicer, the Bank may be forced to foreclose on a defaulted commercial mortgage and/or residential mortgage loan underlying HPCI participation interest to recover HPCI’s investment in the mortgage loan. The Bank may be subject to environmental liabilities in connection with the underlying real property, which could exceed the value of the real property. Although the Bank exercises due diligence to discover potential environmental liabilities prior to the acquisition of any property through foreclosure, hazardous substances or wastes, contaminants, pollutants, or their sources may be discovered on properties during the Bank’s ownership or after a sale to a third party. Even though HPCI may sell to the Bank, at fair value, the participation interest in any loan at the time the real property securing that loan becomes foreclosed property, the discovery of these liabilities, any associated costs for removal of hazardous substances, wastes, contaminants, or pollutants, and the difficulty in selling the underlying real estate, could have a material adverse effect on the fair value of that loan and therefore HPCI may not recover any or all of its investment in the underlying loan.
     HPCI may redeem the Class C and Class D preferred securities upon the occurrence of certain special events and holders of such securities may receive a redemption amount that is less than the then current market price for the securities.
     At any time following the occurrence of certain special events, HPCI will have the right to redeem the Class C and Class D preferred securities in whole, subject to the prior written approval of the OCC. The occurrence of such an event will not, however, give a preferred shareholder any right to request that such Class C or Class D preferred securities be redeemed. A special event includes:
•	a tax event which occurs when HPCI receives an opinion of counsel to the effect that, as a result of a judicial decision or administrative pronouncement, ruling, or other action or as a result of certain changes in the tax laws, regulations, or related interpretations, there is a significant risk that dividends with respect to HPCI’s capital stock will not be fully deductible by HPCI or it will be subject to a significant amount of additional taxes or governmental charges;

•	an investment company event which occurs when HPCI receives an opinion of counsel to the effect that, as a result of certain changes in the applicable laws, regulations, or related interpretations, there is a significant risk that HPCI will be considered an investment company under the Investment Company Act of 1940; and

•	a regulatory capital event which occurs when, as a result of certain changes in the applicable laws, regulations, or related interpretations, there is a significant risk that HPCI’s Class C preferred securities will no longer constitute Tier 1 capital of the Bank (other than as a result of limitations on the portion of Tier 1 capital that may consist of minority interests in subsidiaries of the Bank).
     In the event HPCI redeems its Class C or Class D preferred securities, holders of such securities will be entitled to receive $25.00 per share plus accrued and unpaid dividends on such shares. The redemption amount may be significantly lower than the then current market price of the Class C preferred securities.
Formal Regulatory Supervisory Agreements
     On March 1, 2005, Huntington announced that it had entered into formal written agreements with its banking regulators, the Federal Reserve Bank of Cleveland (FRBC) and the Office of the Comptroller of the Currency (OCC), providing for a comprehensive action plan designed to enhance its corporate governance, internal audit, risk management, accounting policies and procedures, and financial and regulatory reporting. They call for independent third-party reviews, as well as the submission of written plans and progress reports by Huntington’s management. These written agreements remain in effect until terminated by the banking regulators.

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     Huntington’s management has been working with its banking regulators over the past several months and has been taking actions and devoting significant resources to address all of the issues raised. Huntington’s management believes that the changes that it has already made, and is in the process of making, will address these issues fully and comprehensively. No assurances, however, can be provided as to the ultimate timing or outcome of these matters, including any effects on HPCI.

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Part IV
Item 15: Exhibits and Financial Statement Schedules
(a) The following documents are filed as part of this report:
(1)	The report of independent registered public accounting firm and consolidated financial statements appearing in Item 8 (included in the original filing).

(2)	HPCI is not filing separately financial statement schedules because of the absence of conditions under which they are required or because the required information is included in the consolidated financial statements or the notes thereto.

(3)	The exhibits required by this item are listed in the Exhibit Index on page 21 of this Amendment No. 1.
(b) The exhibits to this Amendment No. 1 begin on page 23.

DRAFT
Signatures
     Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Amendment No. 1 to be signed on its behalf by the undersigned, thereunto duly authorized, on the ___th day of November, 2005.
HUNTINGTON PREFERRED CAPITAL, INC.
(Registrant)

By:	Draft Donald R. Kimble
President and Director
(Principal Executive Officer)

DRAFT
Exhibit Index
     Except as otherwise indicated below, this document incorporates by reference certain documents listed below that HPCI has previously filed with the SEC (file number 000-33243). The documents incorporated by reference may be read and copied at the Public Reference Room of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. The SEC also maintains an internet world-wide web site that contains reports, proxy statements, and other information about issuers, like HPCI, who file electronically with the SEC. The address of the site is http://www.sec.gov.

3.(i).	Amended and Restated Articles of Incorporation (previously filed as Exhibit 3(a)(ii) to Amendment No. 4 to Registration Statement of Form S-11 (File No. 333-61182), filed with the Securities and Exchange Commission on October 12, 2001, and incorporated herein by reference.)

3.(ii).	Code of Regulations (previously filed as Exhibit 3(b) to the Registrant’s Registration Statement of Form S-11 (File No. 333-61182), filed with the Securities and Exchange Commission on May 17, 2001, and incorporated herein by reference.)

4.	Specimen of certificate representing Class C preferred securities, previously filed as Exhibit 4 to the Registrant’s Amendment No. 1 to Registration Statement of Form S-11 (File No. 333-61182), filed with the Securities and Exchange Commission on May 31, 2001, and incorporated herein by reference.

10.(a).	Second Amended and Restated Loan Participation Agreement, dated March 30, 2004, between The Huntington National Bank and Huntington Preferred Capital Holdings, Inc. (previously filed as Exhibit 10(a) to Annual Report on Form 10-K for the year ended December 31, 2003, and incorporated herein by reference).

(b).	Second Amended and Restated Loan Subparticipation Agreement, dated March 30, 2004, between Huntington Preferred Capital Holdings, Inc. and Huntington Preferred Capital, Inc. (previously filed as Exhibit 10(b) to Annual Report on Form 10-K for the year ended December 31, 2003, and incorporated herein by reference).

(c).	Amended and Restated Loan Subparticipation Agreement, dated March 30, 2004, between HPC Holdings-III, Inc. and Huntington Preferred Capital, Inc. (previously filed as Exhibit 10(c) to Annual Report on Form 10-K for the year ended December 31, 2003, and incorporated herein by reference).

(d).	Amended and Restated Loan Subparticipation Agreement, dated March 30, 2004, between Huntington Preferred Capital Holdings, Inc. and HPC Holdings-III, Inc. (previously filed as Exhibit 10(d) to Annual Report on Form 10-K for the year ended December 31, 2003, and incorporated herein by reference).

(e).	Amended and Restated Loan Participation Agreement, dated March 30, 2004, between The Huntington National Bank and Huntington Preferred Capital, Inc. (previously filed as Exhibit 10(e) to Annual Report on Form 10-K for the year ended December 31, 2003, and incorporated herein by reference).

(f).	Subscription Agreement, dated October 15, 2001, for the Class C preferred securities between Huntington Preferred Capital, Inc., The Huntington National Bank, and Huntington Preferred Capital Holdings, Inc. (previously filed as Exhibit 10(f) to Annual Report on Form 10-K for the year ended December 31, 2001, and incorporated herein by reference).

(g).	Subscription Agreement, dated October 15, 2001, for the Class D preferred securities between Huntington Preferred Capital, Inc., The Huntington National Bank, and Huntington Preferred Capital Holdings, Inc. (previously filed as Exhibit 10(g) to Annual Report on Form 10-K for the year ended December 31, 2001, and incorporated herein by reference).

(h).	Leasehold Improvements Lease dated August 12, 2004 between HPCLI, Inc. and The Huntington National Bank (previously filed as Exhibit 10(a) to Quarterly Report on Form 10-Q for the quarter ended June 30, 2004, and incorporated herein by reference).

(i).	Limited Waiver of Contract Provision dated August 12, 2004 with Huntington Preferred Capital Holdings, Inc., HPC Holdings — III, Inc., Huntington Preferred Capital, Inc., and The Huntington National Bank.

DRAFT

(previously filed as Exhibit 10(b) to Quarterly Report on Form 10-Q for the quarter ended September 30, 2004, and incorporated herein by reference).

14.	Code of Business Conduct and Ethics and Financial Code of Ethics for Chief Executive Officer and Senior Financial Officers, adopted by Huntington Bancshares Incorporated as applicable to all of its affiliated companies, and ratified by HPCI’s Board of Directors on March 25, 2004, are available on Huntington Bancshares Incorporated’s website at http://www.investquest.com/iq/h/hban/main/cg/cg.htm#top.

21.	List of Subsidiaries.

24.	Power of Attorney.

* 31.(a).	Sarbanes-Oxley Act 302 Certification — signed by Donald R. Kimble, President.

* 31.(b).	Sarbanes-Oxley Act 302 Certification — signed by Thomas P. Reed, Vice President.

* 32.(a).	Sarbanes-Oxley Act 906 Certification — signed by Donald R. Kimble, President.

* 32.(b).	Sarbanes-Oxley Act 906 Certification — signed by Thomas P. Reed, Vice President.

99.(a).	Written Agreement between Huntington National Bank and the Office of the Comptroller of the Currency dated February 28, 2005.

99.(b).	Written Agreement between Huntington Bancshares Incorporated and the Federal Reserve Bank of Cleveland dated February 28, 2005.

99.(c).	Opinion of Ernst & Young LLP, Independent Auditors.

99.(d).	Consolidated Financial Statements of Huntington Bancshares Incorporated as of and for the year ended December 31, 2004 (previously filed by Huntington Bancshares Incorporated as Exhibit 13 to its Annual Report on Form 10-K for the year ended December 31, 2004, and incorporated herein by reference).

*	Filed with this Amendment No. 1.

DRAFT
Exhibit 31.(a)
CERTIFICATION
I, Donald R. Kimble, certify that:
1.	I have reviewed this Annual Report on Form 10-K/A (Amendment No. 1) of Huntington Preferred Capital, Inc.;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations, and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:
a)	designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared; and

b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c)	disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and
5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):
a)	all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize, and report financial information; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.
Date: November       , 2005

Draft Donald R. Kimble, President
(chief executive officer)

DRAFT
Exhibit 31.(b)
CERTIFICATION
I, Thomas P. Reed, certify that:
1.	I have reviewed this Annual Report on Form 10-K/A (Amendment No. 1) of Huntington Preferred Capital, Inc.;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations, and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:
a)	designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared; and

b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c)	disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and
5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):
a)	all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize, and report financial information; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.
Date: November ___, 2005

Draft Thomas P. Reed, Vice President
(chief financial officer)

DRAFT
Exhibit 32.(a)
SECTION 1350 CERTIFICATION
     In connection with the Annual Report of Huntington Preferred Capital, Inc. (the “Company”) on Form 10-K/A (Amendment No. 1) for the year ending December 31, 2004, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Donald R. Kimble, President of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:
          (1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
          (2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

Draft Donald R. Kimble
(chief executive officer)
November ___, 2005

DRAFT
Exhibit 32.(b)
SECTION 1350 CERTIFICATION
     In connection with the Annual Report of Huntington Preferred Capital, Inc. (the “Company”) on Form 10-K/A (Amendment No. 1) for the year ending December 31, 2004, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Thomas P. Reed, Vice President of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:
     (1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
     (2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

Draft Thomas P. Reed
(chief financial officer)
November ___, 2005